CUSIP No. 422-34A-107	Page 1 of 10 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20552

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

HEARTLAND BANCSHARES, INC.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

422-34A-107
(CUSIP Number)

Phillip M. Goldberg
Foley & Lardner LLP
321 North Clark Street, Suite 2800
Chicago, Illinois 60610
(312)832-4549
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 17, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 422-34A-107		Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Hot Creek Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 138,800 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 138,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,800

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.84%

14	TYPE OF REPORTING PERSON OO

CUSIP No. 422-34A-107		Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Hot Creek Investors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 138,800 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 138,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,800

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.84%

14	TYPE OF REPORTING PERSON PN

CUSIP No. 422-34A-107		Page 4 of 10 Pages

1	NAME OF REPORTING PERSON David M. W. Harvey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 138,800 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 138,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,800

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.84%

14	TYPE OF REPORTING PERSON IN

CUSIP No. 422-34A-107	Page 5 of 10 Pages

Item 1.     Security and Issuer

        The class of equity securities to which this Statement relates is the Common Stock, no par value, (“Stock”) of Heartland Bancshares, Inc., an Indiana corporation (the “Company”). The principal executive offices of the Company are located at 420 North Morton Street, P. O. Box 469, Franklin, Indiana 46131.

Item 2.     Identity and Background

        (a)        This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”): (i) Hot Creek Capital L.L.C. (the “General Partner”), (ii) Hot Creek Investors, L.P. (“Investors”) and (iii) David M. W. Harvey, the managing member of the General Partner ((i), (ii) and (iii) being collectively, the “Filing Persons”). The Stock which is the subject of this Schedule 13D is held by Investors. The other Filing Persons are joining in this Schedule 13D because they exercise voting and investment power over the Stock held by Investors. The Filing Persons have entered into a Joint Filing Agreement, dated as of May 23, 2005, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

        (b)        The residence or business address of each of the Filing Persons is:

6900 South McCarran Boulevard, Suite 3040 Reno, Nevada 89509

        (c)        Investors is a Nevada limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial services providers. The General Partner, a Nevada limited liability company, is the general partner of Investors. The General Partner is charged with management of the day-to-day affairs of Investors and other related investment partnerships. The managing member of the General Partner is David M. W. Harvey and that is Mr. Harvey’s principal occupation. Each of the Filing Persons conducts their business from 6900 South McCarran Boulevard, Suite 3040, Reno, Nevada, 89509.

        (d) and (e)        During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any such persons been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

        (f)        Investors and the General Partner are organized under the laws of the state of Nevada. David M. W. Harvey is a citizen of the U.S.A.

Item 3.     Source and Amount of Funds or Other Consideration

CUSIP No. 422-34A-107	Page 6 of 10 Pages

        All of the 138,800 shares of Stock beneficially owned by the Filing Persons is held by Investors. The amount of funds expended by Investors to acquire such 138,800 shares of Stock is $1,112,010.00. No borrowed funds were used to purchase such Stock. The source of the funds used by Investors to purchase such Stock was working capital.

        All or part of the shares of Stock owned by the Filing Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to the Filing Persons. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing no Filing Person has margin or other loans outstanding secured by Stock.

Item 4.     Purpose of Transaction

        The purpose of the acquisition of the shares of Stock by the Filing Persons is to profit from appreciation in the market price of the Stock through the assertion of shareholder rights and influencing the policies of the Company.

        The Filing Persons believe the Company’s Stock is undervalued, relative to its underlying franchise value, due in part to (1) a history of a poor credit culture as evidenced by high average net chare-offs; and (2) a history of below average returns on equity.

        Based upon recent merger multiples and our understanding of the market area and the Company, it is the Filing Persons’ opinion that the Company could garner a takeover premium that would be attractive to shareholders and, in terms of the relative risks involved, exceeds any value the Company might realistically produce by remaining independent.

        Therefore, at this time, the Filing Persons believe that the optimal way to maximize the value of the Company’s franchise, and dramatically increase shareholder value, is for the Board of Directors of the Company to pursue a sale of the Company to a larger financial services organization.

        The Filing Persons may, among other things: (1) demand a shareholder list in order to contact other shareholders of the Company to discuss their concerns and views and (2) consider seeking election or appointment to the Board of Directors of the Company in connection with the 2006 Annual Meeting or otherwise.

        Mr. Harvey received a letter from the Company, dated August 9, 2005, a copy of which is filed as Exhibit B to this filing.

        Mr. Harvey sent a letter to the Company, dated August 10, 2005, a copy of which is filed as Exhibit C to this filing.

        Mr. Harvey received a letter from the Company, dated August 16, 2005, a copy of which is filed as Exhibit D to this filing.

CUSIP No. 422-34A-107	Page 7 of 10 Pages

        Mr. Harvey sent a letter to the Company, dated August 17, 2005, a copy of which is filed as Exhibit E to this filing.

        The Filing Persons do not presently intend to make further purchases or sales of shares of Stock, but may at any time purchase shares or dispose of any or all the shares of Stock held by them. To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Filing Persons have such a purpose. Except as noted in this Schedule 13D, no Filing Person has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.     Interest in Securities of the Company

        The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Stock, 1,410,346, reported as the number of outstanding shares as of May 13, 2005 on the Company’s Form 10-QSB filed May 16, 2005.

        The Filing Persons’ transactions in the Stock within the past 60 days are as follows:

(A)	Investors

(a)-(b)	See cover page.

(c)	Investors has made no purchases or sales of Stock in the past 60 days.

(d)	Because he is the Managing Member of General Partner, the general partner of Investors, Mr. Harvey has the power to direct the affairs of Investors, including the voting and disposition of shares of Stock held in the name of Investors. Therefore, Mr. Harvey is deemed to share voting and disposition power with Investors with regard to those shares of Stock.

(B)	General Partner

(a)-(b)	See cover page.

(c)	General Partner has made no purchases or sales of Stock directly.

(d)	General Partner is the general partner of Investors. Because he is the Managing Member of General Partner, Mr. Harvey has the power to direct the affairs of General Partner. Therefore, General Partner may be deemed to share with Mr. Harvey voting and disposition power with regard to the shares of Stock held by Investors.

CUSIP No. 422-34A-107	Page 8 of 10 Pages

(C)	Mr. David M. W. Harvey

(a)-(b)	See cover page.

(c)	Mr. Harvey made no purchases or sales of Stock directly.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

        Except with respect to the Joint Filing Agreement filed as Exhibit A to this filing, neither of Investors, the General Partner, or Mr. Harvey has any contract, arrangement, understanding, or relationship (legal or otherwise) between or among themselves and any person with respect to securities of the Company, including but not limited to transfer or voting of any of the Stock that is the subject of this Schedule 13D, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits

Exhibit	Description
A	Joint Filing Agreement.
B	Letter from the Company to David M.W. Harvey dated August 9, 2005.
C	Letter from David M.W. Harvey to the Company dated August 10, 2005.
D	Letter from the Company to David M.W. Harvey dated August 16, 2005.
E	Letter from David M.W. Harvey to the Company dated August 17, 2005.

CUSIP No. 422-34A-107	Page 9 of 10 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2005

HOT CREEK CAPITAL, L.LC.
By: /s/ David M.W. Harvey
Managing Member
HOT CREEK INVESTORS, L.P.
By: HOT CREEK CAPITAL, L.L.C.
General Partner
By: /s/ David M.W. Harvey
Managing Member
/s/ David M.W. Harvey
David M.W. Harvey

CUSIP No. 422-34A-107	Page 10 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

        Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date: August 18, 2005

HOT CREEK CAPITAL, L.LC.
By: /s/ David M.W. Harvey
Managing Member
HOT CREEK INVESTORS, L.P.
By: HOT CREEK CAPITAL, L.L.C.
General Partner
By: /s/ David M.W. Harvey
Managing Member
/s/ David M.W. Harvey
David M.W. Harvey

EXHIBIT B

August 9, 2005

Hot Creek Investors, L.P.
Attn:  David Harvey

Via Email:   contact@hotcreekcapital.com

Dear Mr. Harvey:

This letter is to acknowledge your phone call of July 27, 2005 and your request to be appointed to the Heartland Bancshares, Inc. Board of Directors. In order to properly consider you for our Board, I am asking that you submit your personal resume and qualifications. Since all of our Board members are members of the Company and subsidiary Bank, you would be considered for both Boards.

The meetings are held on the third Monday of the month in the late afternoon with the Bank Board immediately following the Company Board meeting. We expect our Directors to attend at least 75% of the meetings in addition to participation on at least one committee.

In your reply with the requested information, please confirm that the attendance requirement will not be a concern.

If you can get me the information by Friday, August 12th, I can include it in this month’s agenda. Please let me know if you have any questions.

Sincerely,

/s/ Steve Bechman

Steve Bechman
President

SB:bnd

EXHIBIT C

Wednesday, August 10, 2005

BY FEDERAL EXPRESS

Steve Bechman
President and Chief Executive Officer
Heartland Community Bank
420 North Morton Street (US 31)
Franklin, Indiana 46131

RE:	Board of Directors

Dear Steve:

        As we discussed, I would like to be given a seat on the Board of Directors of Heartland Bancshares, Inc. and its subsidiary. Additionally, I would like that seat to be made available to me promptly without expanding the size of the Board of Directors; and I would like the company to reimburse me for any necessary and reasonable expenses associated with attendance at meetings. To assist you with your decision making, I have attached to this letter a copy of my most recent resume.

        I look forward to your conclusions.

Very truly yours, /s/ David Harvey David Harvey

Attachment

Updated August 10, 2005	DAVID M.W. HARVEY	CONFIDENTIAL
6900 South McCarran Boulevard, Suite 3040
Reno, Nevada 89509
Office: (775) 823-5233 • E-mail: david@hotcreekcapital.com

PROFESSIONAL

HOT CREEK CAPITAL, L.L.C.; Reno, Nevada	1993-Present
Founder and President. Founder and manager of private investment advisory business with over $150MM in net assets under management specializing in equity investments in micro-capitalization banks, thrifts, and other financial services companies based on extreme value criteria.
• Manage $150 MM net assets “hedge” fund with 29 percent internal rate of return for more than 11 years.
• Manage two “venture capital” funds providing strategic capital and advice to small banks.
• Manage all legal and accounting processes for investment advisory business.
• Lead team of two additional investment professionals and one administrator.

SULLIVAN & CROMWELL; New York, New York	1990-1993
Associate, Banking Group. Advised financial institutions, underwriters, and advisors in bank mergers and acquisitions, funding transactions, asset securitizations, and regulatory matters.
• Documented traditional asset securitizations, “good bank/bad bank” transaction, and sub-standard loan dump.
• Established vehicles, obtained regulatory approvals, and drafted financing papers for bank acquisitions.
• Closed commercial paper, note, debenture, and equity offerings for banks and finance companies.
• Drafted applications for chartering national and state banks and operating subsidiaries.

THE SILICON VALLEY BANK; Palo Alto, California	1985-1987
Vice President, Venture Division. Participated in building specialized independent bank from equity financing to $200 million in total assets (currently, $4.5 billion). Responsibilities included:

• Lead marketing effort directed at venture capital investors and leasing companies.
• Managed portfolio of credits and stock warrants on high technology companies.
• Managed funding of larger assets by syndication, participation, or sale.
• Participated in equity financing for bank and pricing of deposits.

SECURITY PACIFIC NATIONAL BANK; Los Angeles, California	1983-1985
Assistant Vice President, Corporate Banking. Managed portfolio of corporate banking relationships. Responsible for marketing cash management, credit, deposit, and advisory products through direct calling program.
• Provided credit enhancements for securities transactions and first interest rate swap in Division.
• Originated and structured senior credit facilities for leveraged acquisition of fortune 500 subsidiary.
• Developed bank model for pricing leveraged ESOP credits.
Credit Officer, Corporate Banking. Participated in bank's training program and supported corporate lenders.

EDUCATION

TULANE UNIVERSITY; New Orleans, Louisiana	1990
J.D. (magna cum laude), Law. Legal program to develop expertise in banking and commercial law related topics.

GEORGE WASHINGTON UNIVERSITY; Washington, District of Columbia	1983
M.B.A., Finance and Banking. Management program with emphasis on banking and finance.

UNIVERSITY OF CALIFORNIA; Davis, California	1980
B.A., Geography. Liberal arts program with emphasis on natural sciences.

SELECTED PUBLICATIONS

Bondholders’ Rights and the Case for a Fiduciary Duty, 65 ST. JOHNS’ L. REV. 4 (1991).
Application of the New Money Exception in Chapter 11 Reorganizations, 16 T. MARSHALL L. REV. 275 (1991).
Warrants as a Credit Pricing Option, 173 BANKER'S M. 44 (1990).
Commercial Loan Securitization: Overcoming Market Uncertainty, 4 C. LENDING REV. 31 (1989).

OTHER

Director, California Center Bank (2000-2001); Broadway Financial Corporation (2002 – 2003)
Instructor in Banking Law and Banking Strategy, New York University (1993-1995).
Member (inactive), New York and District of Columbia Bars.
Hobbies, Investments, live steam engines, and running.
Member, Order of the Coif.
Bilingual, Spanish

EXHIBIT D

August 16, 2005

Mr. David Harvey
Hot Creek Capital, LLC
6900 S. McCarran Blvd., No. 3040
Reno, NV 89509-6144

Dear Mr. Harvey:

Your request to be given a seat on the Board of Directors of Heartland Bancshares, Inc. was presented at the regularly-scheduled Board meeting on August 15, 2005. The Directors were unanimous in their decision to deny your request based on your desire expressed to me to prepare the Bank for a sale within a couple of years. The Board has remained consistent in their position of remaining an independent community bank.

With the regulatory restrictions behind us, we feel we can grow the Bank and create long-term value for our shareholders through increased earnings while serving the customers in our community. I hope you respect the Board’s decision and let us continue on our current course without distraction.

Sincerely,

/s/ Steve Bechman

Steve Bechman
President

SB:bnd

EXHIBIT E

Wednesday, August 17, 2005

BY FEDERAL EXPRESS

Steve Bechman
President Heartland Bancshares, Inc.
420 North Morton Street
Franklin, Indiana 46131

Dear Steve:

        Thank you very much for your letter of August 16, 2005. I was disappointed to hear of your decision to deny my request to be added to the Board of Directors of Heartland Bancshares, Inc. I was particularly troubled by your suggestion that the sole objection held by the Board was my failure to share the singular objective of “remaining an independent community bank.” As your counsel should advise you, there are other legitimate and compelling obligations and constituencies you failed to mention and consider.

Very truly yours, /s/ David Harvey David Harvey